INDEPENDENT AUDITORS' REPORT


To the Partners of Kaahumanu Center Associates:

We have audited the accompanying balance sheets of Kaahumanu Center Associates (a Hawaii limited partnership) as of December 31, 1997 and 1996, and the related statements of operations, changes in partners' capital (deficit) and cash flows for each of the three years ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted audited standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years ended December 31, 1997 in conformity with generally accepted accounting principles.




/S/ DELOITTE & TOUCHE

DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 6,1998






KAAHUMANU CENTER ASSOCIATES

BALANCE SHEETS
DECEMBER 31, 1997 AND 1996

ASSETS
                                            1997             1996
Current Assets
  Cash                                    $ 552,879       $ 176,992
  Accounts receivable - less allowance of
      $247,624  and $34,942 for
               doubtful accounts            318,404         480,147
  Prepaid expenses                           51,225          43,957

     Total Current Assets                   922,508         701,096

Property
  Land and land improvements              5,976,029       5,976,029
  Building                               76,983,144      76,955,082
  Furniture, fixtures and equipment       4,381,473       4,293,164
  Construction in process                   646,626         188,359

     Total Property                      87,987,272      87,412,634
  Accumulated depreciation               14,582,615      11,831,746

     Net Property                        73,404,657      75,580,888

Other Assets                              5,627,540       5,460,955

Total Assets                            $79,954,705     $81,742,939

LIABILITIES & PARTNERS' CAPITAL

Current Liabilities
  Current portion of long-term debt       $ 803,142       $ 748,840
  Accounts payable                          188,426         317,636
  Due to ML&P                               429,675         630,418
  Other current liabilities                  32,274          45,116

     Total Current Liabilities            1,453,517       1,742,010

Long-Term Liabilities
  Long-term debt                          62,300,253     63,152,354
  Other long-term liabilities                 76,188         73,690

     Total Long-Term Liabilities          62,376,441     63,226,044

Partners' Capital                         16,124,747     16,774,885

Total Liabilities & Partners' Capital    $79,954,705    $81,742,939

See notes to financial statements.


KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995




                                 1997           1996           1995

Revenues
  Rental income - minimum     $7,521,860     $7,721,398     $6,571,728
  Rental income - percentage     874,362        672,790        819,960
  Other operating income - primarily
     recoveries from tenants   5,548,824      5,283,092      4,825,309

Total Revenues                13,945,046     13,677,280     12,216,997


Costs and Expenses
  Utilities                   2,689,715      2,707,707      2,540,736
  Payroll and related costs   1,938,328      1,843,850      1,816,498
  Depreciation and
     amortization             3,349,654      3,277,602      3,354,646
  Interest                    5,522,235      5,603,074      6,113,766
  Repairs and maintenance       545,817        508,892        558,101
  General excise taxes          547,949        538,472        470,808
  Real property taxes           305,842        288,938        255,206
  Insurance                     320,284        281,276        263,168
   Provision for doubtful
            accounts            360,788         33,868        184,940
  Advertising and promotions    148,972        106,425        172,894
  Management fee                262,380        262,319        163,633
  Professional fees             191,915        174,779        159,528
  Other expenses                 71,305         70,298         69,402

Total Costs and Expenses     16,255,184     15,697,500     16,123,326

Net Loss                    $(2,310,138)   $(2,020,220)   $(3,906,329)



See notes to financial statements.


KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                             State of
                                               Hawaii
                              Maui Land &    Employees'
                              Pineapple           Retirement
                              Company, Inc.    System            TOTAL

Partners' Capital (Deficit),
  December 31, 1994           $(4,164,780)   $331,076       $(3,833,704)

Capital Contributions:
  Conversion of loan                   --  30,587,879        30,587,879
  Conversion of payable balance 1,332,060          --         1,332,060

Cash Distribution                      --  (4,851,487)       (4,851,487)

Net Loss - 1995               (2,749,360)  (1,156,969)       (3,906,329)

Partners' Capital (Deficit),
  December 31, 1995           (5,582,080)  24,910,499        19,328,419

Adjustment to prior year
conversion of payable balance   (533,314)          --          (533,314)

Net Loss - 1996               (1,010,110)  (1,010,110)       (2,020,220)

Partners' Capital (Deficit),
  December 31, 1996           (7,125,504)  23,900,389        16,774,885

Cash Calls                       830,000      830,000         1,660,000

Net Loss - 1997               (1,155,069)  (1,155,069)       (2,310,138)

Partners' Capital (Deficit),
   December 31, 1997         $(7,450,573) $23,575,320       $16,124,747








See notes to financial statements.

KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                 1997           1996           1995
Operating Activities:
  Net Loss                    $(2,310,138)   $(2,020,220)   $(3,906,329)
  Adjustments to reconcile
     net loss to cash provided
     by operating activities:
     Depreciation and
         amortization           3,349,654      3,277,602      3,354,646
     Decrease in accounts
        receivable                161,743        336,498        225,457
     Increase (decrease) in
       accounts payable          (337,831)      (359,679)       606,996
     Increase in noncurrent
       accounts receivable       (139,743)      (359,705)      (271,778)
   Net change in other operating
       assets and liabilities      (9,734)        34,936       (257,585)

Net Cash Provided by
   (Used in) Operating Activities  13,951        909,432       (248,593)

Investment Activities:
  Purchases of property          (692,995)      (584,175)    (4,356,375)
  Payments for deferred costs    (651,939)      (237,436)    (2,124,624)
  (Increase) decrease in
     restricted cash              144,669        631,500     (1,503,926)

Net Cash Used in Investment
     Activities                (1,200,265)      (190,111)    (7,984,925)

Financing Activities:
  Payments of long-term debt     (797,799)      (716,488)    45,571,361)
  Payment to ML&P for adjustment
     of prior year payable conversion  --       (328,476)            --
   Proceeds  from  long-term  debt     --             --     69,188,291
  Increase (decrease) in amount
     due to ML&P                       --             --    (11,843,476)
  Cash distribution                    --             --     (4,851,487)
  Proceeds from cash calls      1,660,000             --             --

Net Cash Provided by (Used in)
     Financing Activities         862,201     (1,044,964)     6,921,967

Net Increase (Decrease) in Cash   375,887       (325,643)    (1,311,551)

Cash, Beginning of Year           176,992        502,635      1,814,186

Cash, End of Year                $552,879       $176,992       $502,635


See notes to financial statements.


KAAHUMANU CENTER ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

ORGANIZATION

Kaahumanu Center Associates (the Partnership) was formed on June 23, 1993 as a limited partnership between Maui Land & Pineapple Company, Inc. (ML&P), as general partner, and the Employees' Retirement System of the State of Hawaii (ERS), as limited partner. The purpose of the partnership is to finance the expansion and renovation of and to own and operate the Kaahumanu Shopping Center (the Center).

The Center is a regional shopping mall located in Kahului, Maui. Prior to the expansion, the Center consisted of approximately 315,000 square feet of gross leasable area. The expansion and renovation which was completed in November 1994, increased the Center to approximately 573,000 square feet of gross leasable area.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Partnership's policy is to prepare its financial statements using the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Future actual amounts could differ from those estimates.

Property - Property which was contributed to the partnership by ML&P is stated at ML&P's net book value at the date of contribution; subsequent additions are stated at cost.
Depreciation is computed using the straight-line method.

Noncurrent Accounts Receivable - The excess of minimum rental income recognized on a straight-line basis over amounts receivable according to provisions of the lease are classified as noncurrent accounts receivable, after deducting an estimated amount for amounts not recoverable.

Deferred Costs - Amounts expended by the Partnership for construction of tenant improvements are classified as deferred costs and are amortized over the terms of the respective leases.

Interest Capitalization - Interest costs are capitalized during the construction period of major capital projects.

Advertising and Promotion - The cost of advertising and sales promotion activities is expensed as incurred.

Income Taxes - The Partnership is not subject to federal and state income taxes. The distributive shares of income or loss and other tax attributes from the Partnership are reportable by the individual partners.

PARTNERSHIP AGREEMENTS

Capital Contributions - ML&P contributed the land and the shopping center improvements as they existed prior to the expansion and renovation project, subject to the existing first mortgage, together with approximately nine acres of adjacent land which became part of the expanded shopping center, for a 99% interest in the Partnership. Effective April 30, 1995, an amount of $1,332,000 owing to ML&P was considered a capital contribution. This amount was reduced in 1996 by $533,000 for items which would have impacted the previous amount owing, including a payment of $328,000 to ML&P in 1996.

ERS originally contributed $312,000 for a one- percent interest in the Partnership and made a loan of $30.6 million to the Partnership. Effective April 30, 1995, after completion of the expansion and renovation and the satisfaction of certain conditions, ERS converted its loan to capital for an additional 49% interest and became a 50% partner with ML&P.

In 1997 the Partnership received cash of $1,660,000 from the partners pursuant to cash calls.

Allocations and Distributions - Profit and loss allocations and cash distributions of the partnership are based on the ownership interests of the partners.

ERS and ML&P each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the partnership (preferred return). The ML&P preferred return is subordinate to the ERS preferred return. For the purpose of calculating the preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on April 30, 1995. The accumulated unpaid preferred returns at December 31, 1997 were $6.3 million each for ML&P and ERS.

Management and Operations - The Partnership has an Operating Agreement with ML&P for the operation of the Center. The Operating Agreement has an initial term of 15 years, which commenced when ERS became a 50% partner, with options to renew for four additional 10-year periods. It provides for certain performance tests, which if not met could result in termination of the agreement.

ML&P as managing partner, is responsible for the day-to-day management of the Partnership's business affairs. Major decisions, as defined in the partnership agreement, require the unanimous approval of the partners.

SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosure of Cash Flow Information and Non-Cash
Investing and Financing Activities:

1.Interest paid during 1997, 1996 and 1995 was $5,522,000,
  $5,603,000 and $6,671,000, respectively.

2.Effective April 30, 1995, the Employees' Retirement System of the State of Hawaii converted its $30.6 million loan to an additional 49% ownership in Kaahumanu Center Associates. At the same time, ML&P contributed $1.3 million by conversion to capital of an amount owing to it. This amount was adjusted in 1996 as discussed above.

RELATED PARTY TRANSACTIONS

Pursuant to the Partnership Operating Agreement, the Partnership pays to ML&P an operator's fee equal to 3% of gross revenues, as defined. In 1997, 1996 and 1995, ML&P charged the Partnership $262,000, $262,000 and $164,000, respectively, for management fees.

The Partnership does not have any employees. As such, ML&P provides all on-site and administrative personnel and also incurs other costs and expenses, primarily insurance, which are reimbursable by the Partnership. In 1997, 1996, and 1995 ML&P charged the Partnership $2,240,000, $2,391,000 and $2,356,000,
respectively, for payroll and other costs and expenses. Prior to 1997, real property taxes were paid on behalf of the Partnership by ML&P and were included in the reimbursable amounts.

ML&P generates a portion of the electricity which is used by the Center. In 1997, 1996, and 1995 ML&P charged the Partnership
$2,312,000, $2,359,000 and $2,214,000, respectively, for
electricity.

Amounts due to ML&P for management fees, electricity and reimbursable costs were $430,000 and $630,000 as of December 31, 1997 and 1996, respectively.

OTHER ASSETS

Other Assets at December 31, 1997 and 1996 consisted of the following:

                                 1997                1996

Deferred costs                $4,128,557          $3,957,047
Restricted cash                  727,757             872,425
Noncurrent accounts receivable   771,226             631,483

     Total Other Assets       $5,627,540          $5,460,955


Deferred costs are net of amortization of $1,725,000 and $1,180,000 at December 31, 1997 and 1996, respectively. Restricted cash represents proceeds from the mortgage loan which are reserved for additional expansion costs (see BORROWING ARRANGEMENTS), as well as a percentage of revenues retained for capital improvements as set forth in the Partnership Operating Agreement.


BORROWING ARRANGEMENTS

The Partnership has a mortgage loan which bears interest at 8.57% and is payable in monthly installments of $526,000, including interest, through 2005 when the entire balance is payable. The loan is collateralized by the Center and is nonrecourse except for the first $10 million which is guaranteed by ML&P until the Center attains a defined level of net operating income.

Scheduled principal maturities for the next five years from 1998 through 2002 are as follows: $803,000, $942,000, $1,011,000,
 1,118,000 and $1,219,000.


LEASES

Tenant leases of the Center provide for monthly base rent plus percentage rents and reimbursement for common area maintenance and other costs. Future minimum rental income to be received under non-cancelable operating leases aggregates $65,515,000 and is receivable during the next five years (1998 to 2002) as follows: $6,931,000, $6,868,000, $6,848,000, $6,709,000,
$6,371,000, respectively, and $31,788,000 thereafter.
COMMITMENTS

At December 31, 1997, the Partnership had commitments under a signed lease of approximately $248,000 for tenant improvement costs.

CONCENTRATION OF CREDIT RISK

The Partnership extends credit to its tenants in the course of its leasing operations. The creditworthiness of existing and potential tenants is evaluated and under certain circumstances a security deposit is required.





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